Contact

www.linkedin.com/in/
carolinemacdougall (LinkedIn)
www.teeccino.com (Company)

Top Skills

Supply Chain Management
Ingredients
Formulation

Caroline MacDougall

CEO / Founder at Teeccino Caffe
Santa Barbara, California, United States

Summary

With decades of experience in the herbal products space, sourcing botanicals around the world and creating over 100 herbal beverages and nutritional supplements, I call myself an herbal expert.

I've been privileged to work with top brands including Celestial Seasonings, Yogi Tea, The Republic of Tea, and Organic India. My greatest achievement has been guiding my own brand, Teeccino, to become the top coffee alternative brand that tastes like coffee and is caffeine free.

My passion is to create products that promote optimal health for both people and the planet. My joy is to work with rural communities in developing countries to bring income opportunities where jobs are scarce, especially for women. I'm devoted to the rewilding movement, regenerative agriculture and open ocean seaweed farming as the most hopeful solutions to combat climate change.

Experience

Teeccino Caffé
CEO / Founder
March 1995 - Present (31 years 2 months)
Santa Barbara, California, United States

Teeccino (tea-CHEE-no) is #1 caffeine-free coffee alternative brand in the US featuring roasted herbal blends of botanicals, roots, fruits, nuts and mushrooms . Both coffee and tea drinkers love Teeccino's rich, bold flavor with its unique taste experience that fans describe as satisfying, smooth and creamy. With 5 collections of over 40 blends, Teeccino can meet any taste preference and a wide range of dietary needs. Three collections of wellness blends provide maximum health benefits in every cup from plant-based prebiotics, detox herbs like dandelion root, adaptogens and functional mushrooms.

Teeccino is manufactured in the Company's manufacturing facility in Oxnard, CA. The Company is a majority women-owned, family business with 2 generations in management. We are dedicated to optimal health for people and the planet and all our products reflect that purpose. Sustainability and organic sourcing as well as eco-conscious operations are at the heart of our business. We integrate ESG best practices across our Company to balance environmental responsibility with sound management and sustainable growth.

The Republic of Tea
Minister of Herbs
January 1992 - December 2024 (33 years)

Designer of herbal teas for The Republic of Tea for 20+ years including developing the concepts for tea lines, sourcing the ingredients, and contributing expertise on herbs for their customers. Caroline has held the position of "Minister of Herbs" since 1992.

Interlink Electronics
15 years

Board Member
1988 - 2000 (12 years)

During Caroline's tenure on the board of Interlink Electronics, the company underwent a series of capital raises, both private and public. Interlink became a public company traded on the NASDAQ exchange in 1993.

Co-founder & Executive Vice President
1985 - 1988 (3 years)

Co-founder of Interlink Electronics in 1985 with Frank Eventoff, the inventor of Force Sensing Resistors (FSRs). The company become public in 1993. Caroline was active for the first three years as Executive VP of Marketing and thereafter she was a member of the Board of Directors until 2000.

Celestial Seasonings
VP Purchasing
1973 - 1977 (4 years)

Developed a network of international suppliers for herbs from Central & S. America, E. Europe, N. Africa,and Europe for Celestial Seasonings when it first began importing herbs for its teas.

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Education

University of California, Los Angeles
· (1969 - 1972)

Dana Hall
· (1966 - 1968)